Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment Announces Third Quarter Results

    <<
    -   Earnings per share of $0.70 for third quarter, up from earnings of
        $0.55 in the prior year
    -   Combined Radio and Television revenues up 7% for quarter and year-to-date
    -   Combined Radio and Television segment profit up 11% for quarter and
        12% for year-to-date
    -   461,200 shares acquired through normal course issuer bid in the third quarter
    >>

    TORONTO, July 10 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced third quarter financial results today, led by strong revenue growth from its broadcasting businesses.

    "We enjoyed another solid quarter with strong ad sales in Radio and
Television," said John Cassaday, President and Chief Executive Officer, Corus
Entertainment Inc. "Our program investments at W Network and Movie Central are driving growth in these key brands and our focus on attracting and retaining strong local talent for our Radio properties resulted in another strong ratings performance in the most recent industry survey. We continue to feel we are well positioned to capitalize on Canada's continued strong economic growth."

    Third Quarter Results
    ---------------------

    Consolidated revenues for the third quarter ended May 31, 2007 were
$197.6 million, up 9% from $181.6 million last year. Consolidated segment profit was $63.5 million, up 10% from $57.7 million last year. Net income for the quarter was $29.6 million ($0.70 basic and $0.68 diluted), compared to net income of $23.2 million ($0.55 basic and $0.54 diluted) last year.

    Corus Television contributed quarterly revenues of $109.2 million, up 9%
from $100.6 million last year, led by continued specialty advertising growth of 12% and subscriber revenue growth of 7%. Quarterly segment profit increased to $45.6 million, up 9% from $41.7 million last year.

    Corus Radio revenues were $74.8 million, up 4% from $71.9 million last year. Segment profit was $24.2 million, up 15% from $21.1 million last year.

    Corus Content revenues were $14.6 million, up 34% from $10.9 million last year. Segment profit was $0.1 million, compared to $0.5 million last year.

    Year-to-Date Results
    --------------------

    Consolidated revenues for the nine months ended May 31, 2007 were
$581.5 million, up 7% from $541.3 million last year. Consolidated segment profit was $190.7 million, up 12% from $169.6 million last year. Net income for the nine months was $85.8 million ($2.03 basic and $1.98 diluted), compared to a loss of $11.2 million (loss of $0.26 basic and diluted) last year. The prior year's nine-month period included a pre-tax debt refinancing loss of $132.0 million.

    Corus Television, led by specialty advertising growth of 13% and subscriber growth of 9%, contributed nine-month revenues of $332.1 million, up
9% from $305.0 million last year. Movie Central increased its subscriber base to 887,000 at the end of the third quarter, an increase of 8% from the same time last year. Segment profit for the nine-month period increased to
$146.9 million, up 12% from $130.7 million last year.

    Corus Radio revenues were $209.2 million for the nine-month period, up 4%
from $202.1 million last year. Segment profit was $57.8 million, up 10% from
$52.5 million last year.

    Corus Content revenues were $43.7 million, up 12% from $39.1 million last year. Segment profit for the nine-month period was $3.2 million, up from
$2.3 million last year.

    "All of our divisions delivered strong results and we continue to enhance shareholder value through our dividend policy and active share buybacks this quarter" said Heather Shaw, Executive Chair, Corus Entertainment Inc.

    Corus has continued to purchase shares under its Normal Course Issuer Bid announced in fiscal 2006 and renewed in February 2007. In the first nine months of fiscal 2007, the Company purchased for cancellation 524,100 Class B
Non-Voting Shares at an average price of $46.52 per share.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    The unaudited consolidated financial statements and accompanying notes for the nine months ended May 31, 2007 and Management's Discussion and
Analysis are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

    A conference call with Corus senior management is scheduled for July 10,
2007 at 2 p.m. ET/1 p.m. CT/12 p.m. MT/11 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is 1-866-904-6908 (North America) or
416-915-8329 (International). PowerPoint slides for the call will be posted at
1:45 p.m. ET on July 10, 2007 and can be found on the Corus Entertainment website at: http://www.corusent.com/corporate/investor_information/index.asp.

    This statement contains forward-looking information and should be read subject to the following cautionary language:

    To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate",
"expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.
Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

    <<
                           CORUS ENTERTAINMENT INC.
                         CONSOLIDATED BALANCE SHEETS

                                                         As at       As at
    (unaudited)                                          May 31,   August 31,
    (in thousands of Canadian dollars)                    2007       2006
    -------------------------------------------------------------------------
    ASSETS
    Current
    Cash and cash equivalents                             28,352      43,636
    Accounts receivable                                  166,138     142,934
    Prepaid expenses and other                             8,954       7,332
    Program and film rights                              110,173     104,723
    Future tax asset                                      15,157      14,535
    -------------------------------------------------------------------------
    Total current assets                                 328,774     313,160
    -------------------------------------------------------------------------

    Tax credits receivable                                21,467      13,226
    Investments and other assets                          30,450      29,642
    Property, plant and equipment, net                    77,116      78,417
    Program and film rights                               97,035      79,380
    Film investments                                      66,933      60,779
    Deferred charges                                       4,400       5,655
    Broadcast licenses                                   519,075     505,212
    Goodwill                                             790,813     756,738
    -------------------------------------------------------------------------
                                                       1,936,063   1,842,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current
    Accounts payable and accrued liabilities             173,537     176,384
    Income taxes payable                                  12,230       4,583
    -------------------------------------------------------------------------
    Total current liabilities                            185,767     180,967
    -------------------------------------------------------------------------

    Long-term debt                                       615,485     596,362
    Deferred credits                                      23,288      28,691
    Future tax liability                                  98,504      80,447
    Other long-term liabilities                           23,886      26,865
    Non-controlling interest                              13,902      11,379
    -------------------------------------------------------------------------
    Total liabilities                                    960,832     924,711
    -------------------------------------------------------------------------

    SHAREHOLDERS' EQUITY
    Share capital                                        886,139     870,563
    Contributed surplus                                    9,270       6,878
    Retained earnings                                     91,778      51,585
    Cumulative translation adjustment                    (11,956)    (11,528)
    -------------------------------------------------------------------------
    Total shareholders' equity                           975,231     917,498
    -------------------------------------------------------------------------
                                                       1,936,063   1,842,209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
       CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

    (unaudited)
    (in thousands of Canadian       Three months ended     Nine months ended
     dollars except                       May 31,               May 31,
     per share amounts)                2007       2006       2007       2006
    -------------------------------------------------------------------------
    Revenues                        197,612    181,562    581,539    541,291
    Direct cost of sales,
     general and administrative
     expenses                       134,112    123,860    390,802    371,687
    Depreciation                      5,286      5,707     15,788     15,733
    Amortization                        300        823      1,255      2,306
    Interest on long-term debt        9,114      9,041     27,021     34,581
    Debt refinancing loss                 -          -          -    131,951
    Other expense, net                  674      4,644      7,237      3,393
    -------------------------------------------------------------------------
    Income (loss) before income
     taxes and non-controlling
     interest                        48,126     37,487    139,436    (18,360)
    Income tax expense (recovery)    17,184     13,290     49,590    (10,072)
    Non-controlling interest          1,355      1,043      4,047      2,883
    -------------------------------------------------------------------------
    Net income (loss) for the
     period                          29,587     23,154     85,799    (11,171)
    Retained earnings, beginning
     of period                       88,329      7,002     51,585     50,802
    Dividends                       (14,084)    (4,170)   (32,276)   (10,566)
    Share repurchase excess         (12,054)    (8,041)   (13,330)   (11,120)
    -------------------------------------------------------------------------
    Retained earnings, end
     of period                       91,778     17,945     91,778     17,945
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per share
      Basic                           $0.70      $0.55      $2.03     $(0.26)
      Diluted                          0.68       0.54       1.98      (0.26)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Weighted average number of
     shares outstanding
     (in thousands)
      Basic                          42,368     42,283     42,240     42,629
      Diluted                        43,372     43,176     43,281     42,629
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS

    (unaudited)                     Three months ended     Nine months ended
    (in thousands of                      May 31,               May 31,
     Canadian dollars)                 2007       2006       2007       2006
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income (loss) for the
     period                          29,587     23,154     85,799    (11,171)
    Add (deduct) non-cash items:
      Depreciation                    5,286      5,707     15,788     15,733
      Amortization of program and
       film rights                   35,398     31,888    101,562     92,023
      Amortization of film
       investments                    7,389      7,864     26,357     22,014
      Other amortization                300        823      1,255      2,306
      Future income taxes             4,911      3,235     12,958    (40,872)
      Non-controlling interest        1,355      1,043      4,047      2,883
      Foreign exchange losses
       (gains)                            -        (31)        33       (356)
      Stock-based compensation        3,989      2,764     10,040      6,551
      Debt refinancing loss               -          -          -    131,951
      Other                             614      1,804      1,151      2,957
    Net change in non-cash
     working capital balances
     related to operations           (1,870)     2,831    (33,510)   (19,984)
    Payment of program and
     film rights                    (36,171)   (40,753)  (115,075)  (103,135)
    Net additions to film
     investments                    (16,192)   (12,832)   (45,694)   (34,785)
    -------------------------------------------------------------------------
    Cash provided by operating
     activities                      34,596     27,497     64,711     66,115
    -------------------------------------------------------------------------

    INVESTING ACTIVITIES
    Additions to property, plant
     and equipment                   (4,886)    (6,685)   (14,439)   (14,648)
    Business combinations                 -          -    (46,645)         -
    Increase (decrease) in
     other investments, net            (498)     8,315       (574)     8,076
    Decrease in public benefits
     associated with acquisitions    (1,699)    (2,119)    (4,302)    (6,165)
    Proceeds from sale of assets          -          -      1,471     10,569
    -------------------------------------------------------------------------
    Cash used in investing
     activities                      (7,083)      (489)   (64,489)    (2,168)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank loans                      (5,093)   (10,574)    19,838    622,780
    Notes repurchase and swap
     termination                       (553)    (1,120)      (634)  (727,741)
    Additions to deferred
     financing charges                    -          -          -     (6,000)
    Decrease in other long-term
     liabilities                       (142)      (131)      (472)      (483)
    Issuance of shares under
     stock option plan                7,841      1,462     25,678      4,036
    Shares repurchased              (21,783)   (19,753)   (24,380)   (27,402)
    Dividends paid                  (16,168)    (4,220)   (34,246)    (6,352)
    Dividends paid to
     non-controlling interest             -     (4,674)    (1,524)    (5,304)
    Other                                 -          -        234        230
    -------------------------------------------------------------------------
    Cash used in financing
     activities                     (35,898)   (39,010)   (15,506)  (146,236)
    -------------------------------------------------------------------------

    Net decrease in cash and
     cash equivalents during
     the period                      (8,385)   (12,002)   (15,284)   (82,289)
    Cash and cash equivalents,
     beginning of period             36,737     67,799     43,636    138,086
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                   28,352     55,797     28,352     55,797
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

    Three months ended May 31, 2007
                                  Tele-                       Elimi-  Conso-
                          Radio  vision  Content  Corporate  nations lidated
    -------------------------------------------------------------------------
    Revenues             74,765  109,242   14,606        -   (1,001) 197,612
    Direct cost of
     sales, general
     and admini-
     strative expenses   50,538   63,621   14,554    6,432   (1,033) 134,112
    -------------------------------------------------------------------------
    Segment profit       24,227   45,621       52   (6,432)      32   63,500
    Depreciation          1,516    1,878      831    1,061        -    5,286
    Amortization              -        -        -      300        -      300
    Interest on
     long-term debt           -        -        -    9,114        -    9,114
    Other expense, net      570      151      564     (611)       -      674
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes and
     non-controlling
     interest            22,141   43,592   (1,343) (16,296)      32   48,126
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Three months ended May 31, 2006
                                  Tele-                       Elimi-  Conso-
                          Radio  vision  Content  Corporate  nations lidated
    -------------------------------------------------------------------------
    Revenues             71,904  100,631   10,914        -   (1,887) 181,562
    Direct cost of
     sales, general
     and admini-
     strative expenses   50,763   58,931   10,437    5,547   (1,818) 123,860
    -------------------------------------------------------------------------
    Segment profit       21,141   41,700      477   (5,547)     (69)  57,702
    Depreciation          1,976    1,815      789    1,127        -    5,707
    Amortization              -      423        -      400        -      823
    Interest on
     long-term debt           -        -        -    9,041        -    9,041
    Other expense, net    3,646       19     (297)   1,276        -    4,644
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes and
     non-controlling
     interest            15,519   39,443      (15) (17,391)     (69)  37,487
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Nine months ended May 31, 2007
                                  Tele-                      Elimi-   Conso-
                          Radio  vision  Content  Corporate nations  lidated
    -------------------------------------------------------------------------
    Revenues            209,192  332,051   43,672        -   (3,376) 581,539
    Direct cost of
     sales, general
     and admini-
     strative expenses  151,368  185,144   40,484   17,472   (3,666) 390,802
    -------------------------------------------------------------------------
    Segment profit       57,824  146,907    3,188  (17,472)     290  190,737
    Depreciation          4,339    5,881    2,556    3,012        -   15,788
    Amortization              -      355        -      900        -    1,255
    Interest on
     long-term debt           -        -        -   27,021        -   27,021
    Other expense, net    1,321    5,529    2,251   (1,864)       -    7,237
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes and
     non-controlling
     interest            52,164  135,142   (1,619) (46,541)     290  139,436
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Nine months ended May 31, 2006
                                  Tele-                      Elimi-   Conso-
                          Radio  vision  Content  Corporate nations  lidated
    -------------------------------------------------------------------------
    Revenues            202,080  304,983   39,072        -   (4,844) 541,291
    Direct cost of
     sales, general
     and admini-
     strative expenses  149,572  174,238   36,802   16,147   (5,072) 371,687
    -------------------------------------------------------------------------
    Segment profit       52,508  130,745    2,270  (16,147)     228  169,604
    Depreciation          5,165    5,489    2,238    2,841        -   15,733
    Amortization              -      799        -    1,507        -    2,306
    Interest on
     long-term debt           -        -        -   34,581        -   34,581
    Debt refinancing
     loss                     -        -        -  131,951        -  131,951
    Other expense, net    3,930      357     (301)    (593)       -    3,393
    -------------------------------------------------------------------------
    Income (loss) before
     income taxes and
     non-controlling
     interest            43,413  124,100      333 (186,434)     228  (18,360)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:00e 10-JUL-07